Mail Stop 4561

August 24, 2006

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE: XIOM Corp.**
> **Registration Statement on Form SB-2/A**
> **Filed: July 20, 2006**
> **File No. 333-123176**

Dear Mr. Mazzone:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis or Plan of Operation

1. We note your revisions in response to prior comment 1 of our letter dated June 19, 2006. Please provide the disclosure required by Item 303(b)(2) of Regulation S-B.

Financial Statements for the Six Months ended March 31, 2006

1. We note your response to prior comment ten. Please disclose on the face of the financial statements that they have been restated, and disclose in a note the nature and amount of the restatement(s) as required by paragraph 26 of FAS 154.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

2. We note your response to prior comment 12. Please reconcile your disclosure under Item 26, which indicates that 539,487 shares of common stock were sold for proceeds of $638,839, to the amounts shown in the statement of stockholders' equity on page 46.

3. We note the unregistered sales of securities during the period January 1, 2006 through March 31, 2006. please address the impact of the public offering of the securities covered by this registration statement which began when the Form SB-2 was filed. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain in Item 26. See Item 701(d) of Regulation S-B.

Exhibit 23.1, Consent of Independent Auditors

2. We note that the consent refers to Amendment No. 5, and the cover page of the filing refers to Amendment No. 6, when the current amendment is actually Amendment No. 7. Please revise the filing so that the next amendment is correctly identified as Amendment No.8, and ensure that the auditor's consent refers to the correct amendment number.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael S. Krome, Esq.
        631-737-8382